Exhibit 14

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Nine Months Ended September 30, 2025

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Amounts in tables and other totals in this Exhibit 14 to this annual report on Form 18-K may not sum exactly due to rounding differences.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2024 and does not give effect to any transaction since December 31, 2024:

As of December 31, 2024
(in thousands of US$)
Borrowings	32,953,799
Members’ equity
Paid-in capital	19,407,500
Reserves for accretion of paid-in capital receivables	(418)
Reserves for unrealized loss in fair-valued borrowings arising from changes in own credit risk	(193,752)
Retained earnings	3,244,205

Total members’ equity	22,457,535

Since December 31, 2024 and through September 30, 2025, there have been no material changes to the capitalization and indebtedness of AIIB, except for (i) an increase of US$116.9 million in paid-in capital; (ii) an increase of US$583.6 million in retained earnings; (iii) a decrease of US$125.7 million in reserves for unrealized loss in fair-valued borrowings arising from changes in AIIB’s own credit risk; and (iv) the changes in amounts of outstanding borrowings reflected in the following table and the note to the table. The following table sets forth the notional amounts of AIIB’s outstanding borrowings as of December 31, 2024 and as of September 30, 2025:

	As of September 30, 2025(1)(2)		As of December 31, 2024(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,050.00	1,355.05	1,550.00	963.48
Chinese yuan	20,638.00	2,897.60	19,223.00	2,628.57
Euro	3,650.00	4,290.58	2,650.00	2,761.04
Georgian lari	306.60	112.93	266.60	94.87
Hong Kong dollars	8,630.00	1,109.13	5,780.00	744.46
Hungarian forint	2,800.00	8.43	0.00	0.00
Indian rupee	103,820.00	1,170.05	88,820.00	1,037.42
Indonesian rupiah	267,000.00	16.02	267,000.00	16.02
Mexican pesos	20,151.75	1,099.28	15,151.75	731.53
Philippine pesos	3,800.00	65.28	4,800.00	82.80
Polish złoty	100.00	27.53	100.00	24.40
Pound sterling	3,800.00	5109.10	3,300.00	4,142.82
Russian rubles	0.00	0.00	6,677.70	60.97
South African rand	500.00	28.93	500.00	26.67
Swiss franc	300.00	376.79	200.00	221.61
Thai baht	0.00	0.00	350.00	10.23
Turkish lira	4,000.00	96.20	6,650.00	188.06
U.S. dollars	21,345.00	21,345.00	19,800.00	19,800.00
Vietnamese dong	700,000.00	28.00	400,000.00	16.00

Total		39,135.90		33,550.94

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s Euro-Commercial Paper Programme (the “ECP Programme”). Under the ECP Programme, during the period from but excluding December 31, 2024 to and including September 30, 2025, AIIB issued an aggregate amount of US$8,001.1 million of zero coupon notes and redeemed an aggregate amount of US$5,504.1 million equivalent of zero coupon notes, resulting in a net increase of US$2,496.9 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of September 30, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2025 and Note C12 thereto, which are included in the Interim Financial Statements (as defined below) in Exhibit 15 of this annual report on Form 18-K. For the amounts of AIIB’s borrowings as of December 31, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Statement of Financial Position as of December 31, 2024 and Note C12 thereto, which are included in AIIB’s audited financial statements as of and for the year ended December 31, 2024, included in Exhibit 2 of this annual report on Form 18-K.

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2025 and September 30, 2024 and as of September 30, 2025 and December 31, 2024 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2025, including the notes thereto (the “Interim Financial Statements”), of the Bank. The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2025 are not necessarily indicative of results to be expected for the full year 2025.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 14 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2025	2024
	(unaudited)	(unaudited)
	(in thousands of US$)
Selected Profit and Loss Information
Interest income	1,604,596	1,689,626
Interest expense	(961,946)	(871,352)

Net interest income	642,650	818,274
Net fee and commission income	33,306	28,883
Net gain on financial instruments measured at fair value and foreign exchange	155,514	276,233
Net loss on financial instruments measured at amortized cost	(4,820)	(181)
Impairment provision (charge)/release	(27,591)	55,224
General and administrative expenses	(215,507)	(190,583)

Operating profit for the period	583,552	987,850
Accretion of paid-in capital receivables	181	531

Net profit for the period	583,733	988,381
Other comprehensive income
- Items will not be reclassified to profit or loss
Unrealized gain/(loss) in fair-valued borrowings arising from changes in own credit risk	125,672	(143,542)

Total comprehensive income	709,405	844,839

	As of September 30,	As of December 31,
	2025	2024
	(unaudited)	(audited)
	(in thousands of US$)
Selected Balance Sheet Information
Total assets	66,553,257	57,116,442
Total liabilities	43,269,965	34,658,907
Total members’ equity	23,283,292	22,457,535

Total liabilities and members’ equity	66,553,257	57,116,442

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”) and has an additional office in Abu Dhabi, the United Arab Emirates.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank provides on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website are not incorporated herein by reference.

Financing Portfolio

As of October 31, 2025, the Bank has approved 343 financings (including 272 loans, 37 investments in funds, five equity financings, 25 investments in fixed-income securities and four guarantees) with a total amount of US$66,403.0 million. This amount includes financings approved as of December 31, 2023 under the COVID-19 Crisis Recovery Facility (the “CRF”). Of these financings, 259 were approved by the Board of Directors with a total approved amount of US$55,972.2 million, and 84 were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$10,430.8 million. Of the approved financings, the Bank has terminated or cancelled 17 financings. Of the 17 terminated or cancelled financings, 13 were loans with a total amount of US$1,510.5 million, three were investments in funds with a total amount of US$220.0 million and one was a fixed-income investment with a total amount of US$95.0 million. In addition, of the approved financings, 43 financings (42 loans with a total amount of US$10,298.7 million and one fixed-income investment with a total amount of US$80.0 million) have matured or were otherwise completed and are no longer outstanding.

As of October 31, 2025, the aggregate amount of approved loans, excluding terminated, cancelled, matured or completed loans, totaled US$46,051.0 million, of which US$15,437.9 million were undrawn commitment amounts and US$29,449.0 million were outstanding amounts. In respect of a loan approved by the Bank, undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse. Outstanding amounts as of October 31, 2025 are on a cash basis. Outstanding amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). For financings denominated in a currency other than U.S. dollars, approved amounts are measured based on prevailing foreign exchange rates as of the time of approval; undrawn commitment and outstanding amounts are measured based on prevailing foreign exchange rates as of the dates presented. Of all approved loans as of October, 2025, excluding terminated, cancelled, matured or completed loans, 152 were sovereign-backed loans, 65 were non-sovereign-backed loans and 111 were co-financings led by another MDB.

As of October 31, 2025, approved investments in funds, excluding terminated or cancelled investments, totaled US$3,175.5 million, of which US$1,090.1 million was outstanding.

As of October 31, 2025, approved equity financings totaled US$280.0 million, of which US$224.9 million was outstanding.

As of October 31, 2025, approved investments in fixed-income securities, excluding terminated, cancelled, matured or completed investments, totaled US$3,192.3 million, of which US$1,526.8 million was outstanding.

As of October 31, 2025, the approved guarantees totaled US$1,500.0 million, of which no amount was outstanding.

As of October 31, 2025, approved financings (including approved financings under the CRF) span a broad range of sectors, including energy, digital infrastructure and technology, transport, urban, water, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, health infrastructure and other and, excluding multi-country financings (discussed below), would fund projects in the following members: Argentina; Azerbaijan; Bangladesh; Benin; Brazil; Cambodia; China; Cook Islands; Côte d’Ivoire; Ecuador; Egypt; Fiji; Georgia; Hong Kong, China; Hungary; India; Indonesia; Jordan; Kazakhstan; Kyrgyzstan; Lao PDR; Maldives; Mongolia; Myanmar; Nepal; Oman; Pakistan; Philippines; Romania; Russia (as described under “–Recent Developments–AIIB Response to the War in Ukraine,” all activities relating to Russia and Belarus are currently on hold and under review); Rwanda; Saudi Arabia; Singapore; Sri Lanka; Tajikistan; Thailand; Türkiye; Uzbekistan; and Viet Nam. As of October 31, 2025, of the approved financings (excluding terminated or cancelled financings), 30 (23 investments in funds, four investments in fixed-income securities, one loan and two guarantees) were classified as multi-country financings.

Loan and Guarantee Geographic Distribution

The following table sets forth AIIB’s loan and guarantee portfolio classified by geographic distribution:

	As of September 30, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Central Asia	1,638.4	10%	1,380.1	10%
Eastern Asia	1,826.9	11%	1,495.5	10%
South-Eastern Asia	3,544.9	21%	2,582.2	18%
Southern Asia	5,574.3	34%	5,799.0	40%
Western Asia	2,355.2	14%	1,446.7	10%
Oceania	—	0%	—	0%
Other Regional	—	0%	—	0%
Non-Regional	1,697.3	10%	1,645.7	11%

Total Undrawn Commitment	16,637.1	100%	14,349.2	100%

Outstanding Amounts(3)
Central Asia	3,115.9	11%	2,868.8	11%
Eastern Asia	2,116.1	7%	1,908.5	7%
South-Eastern Asia	7,176.0	24%	6,763.3	25%
Southern Asia	10,804.1	37%	9,552.0	36%
Western Asia	4,587.9	16%	4,282.6	16%
Oceania	90.8	0%	110.4	0%
Other Regional	296.7	1%	220.6	1%
Non-Regional	1,385.1	5%	1,129.0	4%

Total Outstanding	29,572.6	100%	26,835.3	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	Outstanding amounts represent the gross carrying amount of the loans. As of September 30, 2025 and December 31, 2024, AIIB had no amounts outstanding under the guarantees.

Loans and Guarantees by Sector

AIIB classifies its financings by sector and subsector. AIIB has developed the methodology for classifying loans and guarantees by sector and subsector based on AIIB’s current and upcoming business focus, which reflects AIIB’s mission of “Financing Infrastructure for Tomorrow,” as well as sector and non-sector strategies. The classifications were also developed by reference to sector taxonomies developed by other MDBs. AIIB recognizes that the sectors and subsectors in its classification methodology may be cross-cutting. As a result, although the classification methodology has been developed to provide a consistent approach to classifying financings, AIIB may exercise discretion in determining how to classify certain financings, including projects that may relate to more than one sector or be in new business areas. AIIB periodically reviews its classification methodology to enable it to continue to reflect AIIB’s priorities.

AIIB classifies its financings into 13 sectors: energy, digital infrastructure and technology, transport, urban, water, health infrastructure, education infrastructure, economic resilience/policy-based financing (CRF), public health (CRF), finance/liquidity (CRF), rural infrastructure and agricultural development, other productive sectors and other. AIIB may also classify a financing as multisector.

Financings in the energy sector mainly relate to (i) conventional energy generation; (ii) renewable energy generation, including solar, wind, hydropower, geothermal, biomass and waste, as well as hybrid forms that combine energy storage and/or multiple renewable energy generation technologies; (iii) electricity transmission and distribution; (iv) energy storage; (v) hydrogen production and transportation; (vi) gas processing, storage, transportation and distribution; (vii) district heating and cooling networks; and (viii) energy efficiency and demand-side management.

Financings in the digital infrastructure and technology sector mainly relate to digital infrastructure and technology that is applicable to infrastructure, and include projects to support (i) connectivity; (ii) data processing and storage; (iii) development of new software and applications; and (iv) interfaces between users, digital services and applications through terminals and devices.

Financings in the transport sector mainly relate to (i) road connectivity and safety; (ii) railway projects; (iii) port and other waterway infrastructure; (iv) aviation; (v) urban transportation; and (vi) other issues related to transport logistics.

Financings in the urban sector mainly relate to (i) urban re-development; (ii) affordable housing; (iii) projects for the improvement of urban public services, such as street lighting, park facilities and digital public service delivery portals; (iv) integrated waste management; (v) renovation and protection of cultural heritage; (vi) urban tourism; (vii) urban resilience in the form of systems or facilities that enable cities to maintain continuity during shocks and stress; and (viii) urban integrated development in the form of multisectoral urban or suburban development initiatives, such as industrial parks, special economic zones, commercial business districts, new district development and satellite cities.

Financings in the water sector mainly relate to (i) water supply, sanitation and wastewater treatment; (ii) irrigation and drainage; (iii) water resources management; and (iv) water disaster resilience.

Financings in the health infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of health care facilities; (ii) the digitalization of health care service; (iii) the improvement of energy efficiency; and (iv) the improvement of vaccine-manufacturing processes.

Financings in the education infrastructure sector mainly relate to (i) the construction, rehabilitation, upgrade and expansion of educational facilities; and (ii) the development of the digital infrastructure of schools.

The economic resilience/policy-based financing, public health and finance/liquidity sectors represent financings under the CRF. Economic resilience/policy-based financings are designed to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) in cases such as the COVID-19 pandemic. Financings in the public health sector are designed to address immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector). Financings in the finance/liquidity sector mainly relate to (i) capital markets transactions; (ii) loans to financial institutions; and (iii) investment funds transactions.

Financings in the rural infrastructure and agricultural development sector mainly relate to (i) land conservation and soil management and (ii) the support of rural market infrastructure.

Financings in other productive sectors mainly relate to projects that support industry, non-urban tourism and agricultural production.

Financings in other sectors include projects that support disaster prevention and rehabilitation.

The following table sets forth AIIB’s loan and guarantee portfolio by sector, as classified by AIIB in accordance with the methodology described above:

	As of September 30, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Undrawn Commitment Amounts(2)
Energy	2,588.2	16%	2,710.9	19%
Digital Infrastructure and Technology	—	0%	—	0%
Transport	6,380.8	38%	5,177.0	36%
Urban	981.6	6%	879.0	6%
Water	2,612.6	16%	2,306.4	16%
Health Infrastructure	1,231.6	7%	1,118.2	8%
Education Infrastructure	167.1	1%	175.9	1%
Economic Resilience/PBF(3) (CRF)	280.6	2%	291.8	2%
Public Health (CRF)	106.1	1%	165.8	1%
Finance/Liquidity (CRF)	—	0%	3.8	0%
Rural Infrastructure and Agricultural Development	10.1	0%	36.6	0%
Other Productive Sectors	—	0%	—	0%

	As of September 30, 2025		As of December 31, 2024
	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio	Amount (in millions of US$)(1)	As a percentage of total loan and guarantee portfolio
Other	307.5	2%	10.5	0%
Multisector	1,970.9	12%	1,473.3	10%

Total Undrawn Commitment	16,637.1	100%	14,349.2	100%

Outstanding Amounts(4)
Energy	4,140.5	14%	3,500.7	13%
Digital Infrastructure and Technology	130.2	0%	140.8	1%
Transport	3,935.1	13%	3,172.3	12%
Urban	1,526.1	5%	1,202.2	4%
Water	1,767.0	6%	1,516.9	6%
Health Infrastructure	22.3	0%	(1.1)	0%
Education Infrastructure	165.2	1%	152.7	1%
Economic Resilience/PBF (CRF)	11,298.9	38%	11,197.0	42%
Public Health (CRF)	3,177.7	11%	3,151.5	12%
Finance/Liquidity (CRF)	1,345.4	5%	1,376.9	5%
Rural Infrastructure and Agricultural Development	72.4	0%	45.7	0%
Other Productive Sectors	—	0%	—	0%
Other	836.8	3%	407.1	2%
Multisector	1,154.8	4%	972.8	4%

Total Outstanding	29,572.6	100%	26,835.3	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees.
(2)

Undrawn commitment amounts are amounts that the Bank is obligated to provide under legally binding documentation, that the Bank has not yet disbursed and that the Bank does not have full discretion to decline to disburse.

(3)	PBF refers to policy-based extension financing.
(4)	Outstanding amounts represent the gross carrying amount of the loans. As of September 30, 2025 and December 31, 2024, AIIB had no amounts outstanding under the guarantees.

Loan and Guarantee Maturity

As of September 30, 2025, based on the final repayment date of the loans and the expiry date of guarantees, US$2,777.9 million of AIIB’s undrawn loan and guarantee commitment amounts and outstanding loan amounts are scheduled to mature through 2029, US$20,139.6 million is scheduled to mature in 2030-2040 and US$23,292.1 million is scheduled to mature from 2041 onwards.

Ten Largest Obligors

The following table sets forth the aggregate principal amount of loans and guarantees (reflecting undrawn loan and guarantee commitment amounts and outstanding loan amounts) to AIIB’s ten largest obligors, determined based on undrawn commitment and outstanding amounts for both sovereign-backed and non-sovereign-backed loans and undrawn commitment amounts for guarantees, as of September 30, 2025:

Obligor	Amount (in millions of US$)	As a percentage of total loan and guarantee portfolio
Republic of India	8,422.8	18%
Republic of Indonesia	5,259.7	11%
Republic of Türkiye	4,223.5	9%
People’s Republic of Bangladesh	4,137.4	9%
Republic of the Philippines	4,016.4	9%
People’s Republic of China	3,317.9	7%
Republic of Uzbekistan	2,724.6	6%
Islamic Republic of Pakistan	2,579.8	6%
Arab Republic of Egypt	1,410.5	3%
Republic of Kazakhstan	917.6	2%

Income Statement

Interest Income

Interest income consists of (i) interest earned on loan investments, which includes the amortization of front-end fees and other costs related to loan origination; (ii) interest earned on debt securities; (iii) interest earned on cash, cash equivalents and deposits (primarily, term deposits); and (iv) interest earned from reverse repurchase agreements.

Nine Months Ended September 30, 2025 and 2024. AIIB’s total interest income decreased to US$1,604.6 million for the nine months ended September 30, 2025 from US$1,689.6 million for the nine months ended September 30, 2024, mainly as a result of a decrease in interest income from cash, cash equivalents and deposits and a decrease in interest income earned on loan investments, which were offset in part by an increase in interest income earned on debt securities and reverse repurchase agreements. Interest income from cash, cash equivalents and deposits decreased to US$155.7 million for the nine months ended September 30, 2025 from US$261.2 million for the nine months ended September 30, 2024, mainly as a result of a lower interest-rate environment as well as a lower average cash, cash equivalent and deposit balance during the nine months ended September 30, 2025, as compared to the average cash, cash equivalent and deposit balance during the nine months ended September 30, 2024. Interest income from loan investments decreased to US$1,100.2 million for the nine months ended September 30, 2025 from US$1,152.0 million for the nine months ended September 30, 2024, mainly as a result of a lower interest-rate environment and volatility in benchmark interest rates across key currencies. Interest income from debt securities increased to US$344.8 million for the nine months ended September 30, 2025 from US$276.4 million for the nine months ended September 30, 2024, mainly as a result of an increase in the amount of debt securities held by AIIB.

For the nine months ended September 30, 2025, 69% of AIIB’s total interest income was from loan investments, 21% was from debt securities, 10% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements. For the nine months ended September 30, 2024, 68% of AIIB’s total interest income was from loan investments, 16% was from debt securities, 15% was from cash, cash equivalents and deposits, and less than 1% was from reverse repurchase agreements.

Interest Expense

Interest expense mainly consists of interest expense on borrowings.

Nine Months Ended September 30, 2025 and 2024. AIIB’s interest expense increased to US$961.9 million for the nine months ended September 30, 2025 from US$871.4 million for the nine months ended September 30, 2024, mainly as a result of an increase in outstanding bond issuances and an increase in the average maturity of AIIB’s outstanding borrowings. The table below sets forth the aggregate amounts of AIIB’s outstanding borrowings as of September 30, 2025 and September 30, 2024.

	September 30, 2025(1)(2)		As of September 30, 2024(1)(2)
Currency	Notional Amount (in millions)	Notional Amount (in millions of US$)	Notional Amount (in millions)	Notional Amount (in millions of US$)
Australian dollars	2,050.00	1,355.05	1,550.00	1,073.69
Chinese yuan	20,638.00	2,897.60	16,223.00	2,316.41
Euro	3,650.00	4,290.58	2,650.00	2,969.59
Georgian lari	306.60	112.93	266.60	97.75
Hong Kong dollars	8,630.00	1,109.13	4,720.00	607.65
Hungarian forint	2,800.00	8.43	0.00	0.00
Indian rupee	103,820.00	1,170.05	84,570.00	1,008.92
Indonesian rupiah	267,000.00	16.02	1,017,000.00	71.19
Mexican pesos	20,151.75	1,099.28	15,151.75	770.16
Philippine pesos	3,800.00	65.28	4,800.00	85.68
Polish złoty	100.00	27.53	100.00	26.19
Pound sterling	3,800.00	5109.10	3,300.00	4,427.94
Russian rubles	0.00	0.00	6,677.70	71.45
South African rand	500.00	28.93	500.00	29.21
Swiss franc	300.00	376.79	200.00	237.14
Thai baht	0.00	0.00	350.00	10.87
Turkish lira	4,000.00	96.20	8,900.00	260.41
U.S. dollars	21,345.00	21,345.00	22,100.00	22,100.00
Vietnamese dong	700,000.00	28.00	0.00	0.00

Total		39,135.90		36,164.25

Notes:

(1)

The amounts set forth in this table exclude amounts of borrowings issued pursuant to AIIB’s ECP Programme. Under the ECP Programme, from but excluding September 30, 2024 to and including September 30, 2025, AIIB issued an aggregate amount of US$8,733.6 million of zero coupon notes and redeemed an aggregate amount of US$7,343.3 million equivalent of zero coupon notes, resulting in a net increase of US$1,390.3 million equivalent of borrowings.

(2)

The figures included in this table do not include premiums, discounts and other accounting adjustments. For the amounts of AIIB’s borrowings as of September 30, 2025, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2025 and Note C12 thereto, which are included in the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K. For the amounts of AIIB’s borrowings as of September 30, 2024, these premiums, discounts and other accounting adjustments are included in the total amount of borrowings in AIIB’s Condensed Statement of Financial Position as of September 30, 2024 and Note C12 thereto, which are included in AIIB’s unaudited interim condensed financial statements as of and for the nine months ended September 30, 2024, included in Exhibit 11 to AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2023.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$642.7 million for the nine months ended September 30, 2025 from US$818.3 million for the nine months ended September 30, 2024.

Net Fee and Commission Income

Net fee and commission income mainly consists of (i) loan and guarantee fees charged to borrowers and (ii) administration fees due to AIIB, including fees paid to AIIB for services as administrator of the Multilateral Cooperation Center for Development Finance and as implementing partner, technical partner or similar for other multilateral partnership facilities, less (iii) co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2025 and 2024. AIIB’s net fee and commission income increased to US$33.3 million for the nine months ended September 30, 2025 from US$28.9 million for the nine months ended September 30, 2024, mainly as a result of an increase in loan and guarantee fees resulting from higher loan and guarantee volumes. Loan and guarantee fees increased to US$34.2 million for the nine months ended September 30, 2025 from US$30.7 million for the nine months ended September 30, 2024.

Net Gain on Financial Instruments Measured at Fair Value and Foreign Exchange

Net gain on financial instruments measured at fair value and foreign exchange consists of (i) net gain or loss on financial instruments measured at fair value through profit or loss and (ii) net foreign exchange gain or loss.

Net gain or loss on financial instruments measured at fair value through profit or loss reflects the change in fair value of (i) AIIB’s investments in debt securities managed in the Bank’s treasury investments portfolio, including bond investments, commercial paper and certificates of deposit, that are measured at fair value through profit or loss; (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iii) AIIB’s investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; (iv) a fixed-income portfolio managed by an external asset manager the primary objective of which is to develop climate bond markets in Asia and is managed in the Bank’s investment operations portfolio; (v) AIIB’s investments in money market funds; (vi) AIIB’s own borrowings; and (vii) derivatives associated with each of AIIB’s borrowings, loans and treasury portfolio.

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss.

Nine Months Ended September 30, 2025 and 2024. AIIB’s net gain on financial instruments measured at fair value and foreign exchange decreased to US$155.5 million for the nine months ended September 30, 2025 from US$276.2 million for the nine months ended September 30, 2024, mainly as a result of a net loss on financial instruments measured at fair value through profit or loss of US$514.9 million for the nine months ended September 30, 2025 compared to a net gain on financial instruments measured at fair value through profit or loss of US$162.9 million for the nine months ended September 30, 2024. The decrease due to the net loss on financial instruments measured at fair value through profit or loss for the nine months ended September 30, 2025 was partially offset by a net foreign exchange gain of US$670.4 million for the nine months ended September 30, 2025 compared to US$113.3 million for the nine months ended September 30, 2024.

The net foreign exchange gain for the nine months ended September 30, 2025 was mainly due to foreign exchange gains on the Bank’s portfolio of local currency-denominated loans mainly due to the depreciation of the U.S. dollar against the Euro, Russian ruble (“RUB”) and Japanese Yen.

The net loss on financial instruments measured at fair value through profit or loss for the nine months ended September 30, 2025 was mainly due to net losses on the derivatives AIIB has entered into to hedge its investment operations and treasury investments portfolios, fair value losses on AIIB’s own borrowings, determined on a net basis including fair value losses on those borrowings and fair value gains on the derivatives entered into to hedge those borrowings, as well as fair value losses on investments with equity participation managed in the Bank’s investment operations portfolio. These losses were partially offset by net gains on AIIB’s investments in (i) debt securities managed in the Bank’s treasury investments portfolio, which include bond investments of high credit quality and high credit quality certificates of deposit and commercial paper, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investments portfolio, (iii) debt securities for infrastructure and development purposes managed in the Bank’s investment operations portfolio and (iv) money market funds.

Net Loss on Financial Instruments Measured at Amortized Cost

Net gain or loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s (i) treasury investments measured at amortized cost, which include investments in a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB, and a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB, as well as (ii) investment operations measured at amortized cost, which include investments in a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds and other investments in debt securities through private placements.

Nine Months Ended September 30, 2025 and 2024. AIIB’s net loss on financial instruments measured at amortized cost was US$4.8 million for the nine months ended September 30, 2025 and US$0.2 million for the nine months ended September 30, 2024. The net loss for the nine months ended September 30, 2025 and the nine months ended September 30, 2024 mainly resulted from the disposal of certain bonds in the fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments and issued guarantees. AIIB recognizes an ECL allowance at each reporting date and recognizes an impairment provision (either an impairment loss or the reversal of an impairment loss) that reflects the change in the ECL allowance between such reporting date and the previous reporting date. Impairment provisions are driven in large part by changes in loan volumes, risk parameters related to macroeconomic outlook and changes in AIIB’s assessment of the credit risk of individual financings.

Nine Months Ended September 30, 2025 and 2024. AIIB recognized an impairment provision charge of US$27.6 million for the nine months ended September 30, 2025, compared to the release of an impairment provision of US$55.2 million for the nine months ended September 30, 2024. The impairment provision charge recognized for the nine months ended September 30, 2025 was mainly due to an increase in the ECL allowance with respect to certain non-sovereign-backed loans, partially offset by a lower ECL allowance with respect to certain sovereign-backed loans, due to rating improvements of certain sovereign obligors, an improved forward-looking economic outlook, AIIB’s resolution in February 2025 of a credit-impaired bond, and revisions to AIIB’s methodology for calculating ECL in respect of defaults of non-sovereign-backed loans. The release of an impairment provision for the nine months ended September 30, 2024 was mainly due to revisions to AIIB’s methodology for calculating ECL in respect of defaults of sovereign-backed loans as well as AIIB’s full exit from a credit impaired loan, which were partially offset by ECL increases in respect of certain non-sovereign backed loans. See Note D2 to AIIB’s Condensed Statement of Financial Position as of September 30, 2025, which is included in the Interim Financial Statements in Exhibit 15 of this annual report on Form 18-K, for information regarding revisions during the nine months ended September 30, 2025 to AIIB’s methodology for calculating ECL and “Risk Management–Risk Types–Credit Risk” in Exhibit 3 to this annual report on Form 18-K for further information regarding AIIB’s methodology for calculating ECL, including regarding revisions during the nine months ended September 30, 2024 to this methodology.

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans; (ii) professional service expenses; (iii) IT services; (iv) facilities and administration expenses; (v) issuance cost in respect of borrowings; (vi) travel expenses; and (vii) other expenses.

Nine Months Ended September 30, 2025 and 2024. AIIB’s general and administrative expenses increased to US$215.5 million for the nine months ended September 30, 2025 from US$190.6 million for the nine months ended September 30, 2024, mainly due to increases in staff costs, professional service expenses, travel expenses, the issuance cost in respect of the Bank’s borrowings, and other expenses. Mainly as the result of the continuing ramp-up of AIIB’s organizational activities, staff costs increased to US$119.2 million for the nine months ended September 30, 2025 from US$104.5 million for the nine months ended September 30, 2024, professional service expenses increased to US$31.4 million for the nine months ended September 30, 2025 from US$28.4 million for the nine months ended September 30, 2024, travel expenses increased to US$12.0 million for the nine months ended September 30, 2025 from US$10.2 million for the nine months ended September 30, 2024, the issuance cost in respect of the Bank’s borrowings increased to US$10.2 million for the nine months ended September 30, 2025 from US$8.5 million for the nine months ended September 30, 2024, mainly as a result of an increased volume of issuances in the nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024, and other expenses increased to US$9.9 million for the nine months ended September 30, 2025 from US$8.4 million for the nine months ended September 30, 2024.

Operating Profit

Nine Months Ended September 30, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$583.6 million for the nine months ended September 30, 2025 from US$987.9 million for the nine months ended September 30, 2024.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2025 and 2024. AIIB’s accretion of paid-in capital receivables decreased to US$0.2 million for the nine months ended September 30, 2025 from US$0.5 million for the nine months ended September 30, 2024. This decrease was mainly due to lower contractual balances in paid-in capital receivables as of January 1, 2025 compared to January 1, 2024.

Other Comprehensive Income

For financial liabilities, such as AIIB’s borrowings, that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss). Upon maturity of such financial liabilities, the recognition in other comprehensive income of fair value changes attributable to changes in AIIB’s own credit risk is reversed.

Nine Months Ended September 30, 2025 and 2024. AIIB experienced an unrealized gain on borrowings arising from changes in AIIB’s own credit risk of US$125.7 million for the nine months ended September 30, 2025, compared to an unrealized loss of US$143.5 million for the nine months ended September 30, 2024. The unrealized gain on borrowings for the nine months ended September 30, 2025 was mainly the result of the widening of the Bank’s Chinese yuan credit spread against the relevant benchmark discount curve and the unrealized loss on borrowings for the nine months ended September 30, 2024 was mainly the result of the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar discount curve.

Total Comprehensive Income

Nine Months Ended September 30, 2025 and 2024. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$709.4 million for the nine months ended September 30, 2025 from US$844.8 million for the nine months ended September 30, 2024.

Balance Sheet

Assets

Total assets mainly consist of (i) loan investments at amortized cost; (ii) investments at fair value through profit or loss managed in the Bank’s treasury investment and investment operations portfolios; (iii) debt securities at amortized cost managed in the Bank’s treasury investment and investment operations portfolios; (iv) cash and cash equivalents; (v) term deposits with initial maturities of more than three months; (vi) derivative assets; (vii) other assets, including reverse repurchase agreements, receivables for unsettled trades and cash collateral receivables; and (viii) paid-in capital receivables.

Investments at fair value through profit or loss mainly consist of (i) debt securities of high credit quality, such as bonds, certificates of deposit and commercial paper, which are mostly actively managed in the Bank’s treasury investment portfolio, and securities for infrastructure and development purposes in the Bank’s investment operations portfolio; (ii) investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB, which are managed in the Bank’s treasury investment portfolio; (iii) investments with equity participation, which are managed in the Bank’s investment operations portfolio and include investments in limited partnership funds managed by general partners that make investment decisions on behalf of the limited partners of such funds, investments in venture capital associates and others; and (iv) a fixed-income portfolio managed in the Bank’s treasury investment portfolio by an external asset manager the primary objective of which is to develop climate bond markets in Asia. Debt securities at amortized cost consist of (i) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy, managed internally by AIIB as part of the Bank’s treasury investment portfolio; (ii) a fixed-income portfolio which comprises, among others, Asian infrastructure-related bonds and is managed in the Bank’s investment operations portfolio; and (iii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed in the Bank’s treasury investment portfolio by an external asset manager engaged by AIIB. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less; (ii) money market funds; and (iii) demand deposits. Cash collateral receivables reflect the collateral paid to swap counterparties.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

Nine Months Ended September 30, 2025 and December 2024. As of September 30, 2025, AIIB’s total assets were US$66,553.3 million, compared to total assets of US$57,116.4 million as of December 31, 2024. This increase resulted mainly from (i) an increase of US$2,794.8 million in cash and cash equivalents; (ii) an increase of US$2,705.9 million in loan investments measured at amortized cost; (iii) an increase of US$2,195.4 million in term deposits with initial maturity of more than three months; (iv) an increase of US$1,361.2 million in investments measured at fair value through profit or loss, including an increase of US$1,045.4 million in investments measured at fair value through profit or loss managed in the Bank’s treasury investments portfolio and an increase of US$315.8 million in investments measured at fair value through profit or loss managed in the Bank’s investment operations portfolio; (v) an increase of US$336.7 million in derivative assets; and (vi) an increase of $70.1 million in paid-in capital receivables. The increase was partially offset by a decrease of US$42.9 million in other assets, mainly resulting from a decrease in cash collateral receivables.

Liabilities

Total liabilities mainly consist of (i) borrowings; (ii) other liabilities, such as cash collateral payable, payable for unsettled trades (which are ordinary-course trades executed but not settled in advance of the reporting date), repurchase agreements, bank overdrafts, deferred interest, accrued expenses, staff cost payable and financial guarantee liabilities; and (iii) derivative liabilities.

Nine Months Ended September 30, 2025 and December 2024. As of September 30, 2025, AIIB’s total liabilities were US$43,270.0 million, compared to total liabilities of US$34,658.9 million as of December 31, 2024. This increase resulted primarily from (i) an increase of US$8,318.5 million in borrowings (see “–Income Statement–Interest Expense”) and (ii) an increase of US$502.5 million in other liabilities mainly due to increases in payable for unsettled trades, cash collateral payable, and staff cost payable.

Members’ Equity

Members’ equity consists of (i) paid-in capital; (ii) retained earnings; (iii) reserves for unrealized loss on borrowings measured at fair value arising from changes in the Bank’s own credit risk; and (iv) reserves for accretion of paid-in capital receivables.

Nine Months Ended September 30, 2025 and December 2024. As of September 30, 2025, AIIB’s total members’ equity was US$23,283.3 million, compared to total members’ equity of US$22,457.5 million as of December 31, 2024. This increase mainly resulted from an increase of US$583.6 million in retained earnings, a decrease of US$125.7 million in reserves for unrealized loss on borrowings measured at fair value arising from changes in AIIB’s own credit risk and an increase of US$116.9 million in paid-in capital.

Asset Quality

As of September 30, 2025, no AIIB assets were categorized as overdue or written off, except for (i) one non-sovereign-backed loan that was assessed as credit impaired with a carrying amount of US$27.2 million (net of the associated ECL allowance); (ii) six bond investments measured at amortized cost that were assessed as credit impaired with a carrying amount of US$0.2 million (net of the associated ECL allowance); and (iii) US$290.1 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

Recent Developments

Departure of Chief Financial Officer

On November 7, Mr. Andrew Cross resigned as Chief Financial Officer of AIIB, and Mr. Domenico Nardelli assumed the role of acting Chief Financial Officer.

AIIB Response to the War in Ukraine

On March 3, 2022, in response to events taking place in Ukraine, the Bank announced it would place all activities relating to Russia and Belarus on hold and under review, including all Russia- and Belarus-related projects in the Bank’s rolling investment pipeline. AIIB’s exposure to Russia and to the RUB, including through its financing activities, borrowings and governance and administration, is limited, consisting of the following:

•

Financing activities. The Bank previously had one loan outstanding to a borrower in Russia. This loan was repaid in full on December 2, 2025. As a result, the Bank has no loans outstanding to borrowers in Russia. As of October 31, 2025, all funds in which the Bank has investments that are classified as multi-country financings have divested any securities that provided the Bank with direct or indirect exposure to Russia. As a result, the Bank has no such exposure through its investments in these funds.

•	Borrowings. AIIB previously issued four series of bonds denominated in RUB. None of these bonds are outstanding as of October 31, 2025.

•

Governance and administration. The Governor appointed by Russia to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United States, European Union, United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Russia, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank. One member of AIIB’s senior management is a Russian national. This individual is not a subject of sanctions imposed by any jurisdiction.

AIIB does not have exposure to Belarus or the Belarussian ruble, other than with respect to the same governance matters and processes common to all non-regional members.

Governor Appointed by Israel

The Governor appointed by Israel to AIIB’s Board of Governors is currently a subject of sanctions imposed by the United Kingdom and certain other jurisdictions. AIIB does not expect that these sanctions, or other sanctions that may be imposed on Governors or Directors of AIIB appointed by Israel, would be reasonably likely to affect the Bank’s operations. Neither AIIB’s Governors nor its Directors have signing authority over the Bank’s operations, and no individual Governor or Director has sole or majority decision making power with respect to the Bank.